EXHIBIT 12.1

FOSTER WHEELER LTD.
STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF
EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year
	2004	2003	2002	2001	2000

(Loss)/Earnings:
Net (loss)/earnings prior to cumulative effect of a change in accounting principle	$(285,294)	$(157,063)	$(374,719)	$(336,360)	$36,987
Taxes on income(1)	53,122	47,426	14,657	123,395	15,179
Total fixed charges	105,971	107,163	96,884	97,604	95,973
Capitalized interest	—	(307)	(1,368)	(718)	(151)
Capitalized interest amortized	2,286	2,286	2,274	2,219	2,416
Equity earnings of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(16,389)	(12,457)	(6,112)	(4,658)	(8,882)

	$(140,304)	$(12,952)	$(268,384)	$(118,518)	$141,522

Fixed Charges:
Interest expense	$94,622	$95,484	$83,028	$84,484	$83,254
Capitalized interest	—	307	1,368	718	151
Imputed interest on non-capitalized lease payment	11,349	11,372	12,488	12,402	12,568

	$105,971	$107,163	$96,884	$97,604	$95,973

Ratio of Earnings to Fixed Charges(2)	—	—	—	—	1.47

(1)	Includes increase in the tax valuation allowance of $58,000, $175,600 and $197,000 in 2003, 2002 and 2001, respectively.
(2)	Earnings are inadequate to cover fixed charges. The coverage deficiencies are $246,275 in 2004, $120,115 in 2003, $365,268 in 2002 and $216,122 in 2001.

Note:     The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for the periods indicated.